Exhibit 12

AGL Resources Inc.
Statement Setting Forth Ratio of Earnings to Fixed Charges

	Nine months ended	Fiscal	Fiscal	Fiscal	Fiscal	Fiscal
Dollars in millions	September 30, 2012	2011	2010	2009	2008	2007
Earnings before income taxes	$289	$311	$390	$384	$369	$368
Add:
Fixed charges (see “B” below)	152	145	123	115	127	134
Amortization of capitalized interest	-	1	-	-	-	-
Distributed income of equity investees	10	-	-	-	-	-
Less:
Interest capitalized	(1)	(1)	(5)	(3)	(2)	-
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	(10)	(14)	(16)	(27)	(20)	(30)
Adjusted Earnings (A)	$440	$442	$492	$469	$474	$472

Fixed charges
Interest on long-term debt	$132	$101	$109	$98	$96	$97
Other interest, including amortized premiums, discounts and capitalized expenses related to indebtedness liability	10	37	7	10	24	30
Estimated interest components of rentals	10	7	7	7	7	7
Total fixed charges (B)	$152	$145	$123	$115	$127	$134

Ratio of earnings to fixed charges (A)/(B)	2.89	3.05	4.00	4.08	3.73	3.52